Exhibit 99.4

Appoint a proxyholder — You can appoint Tim Gitzel or Sean Quinn to be your proxyholder, or choose someone else to represent you and vote your shares at the meeting. This person does not have to be a shareholder. You appoint Tim Gitzel, or in his absence, Sean Quinn, You appoint the following person or company to attend the meeting and vote each with full power of substitution. on your behalf (you must follow the registration steps on the reverse of this form for this person to attend and vote at the meeting on your behalf): If you do not check one of the boxes, we will assume you have appointed Tim Gitzel, or in his absence, Sean Quinn (including any substitutes), as your proxyholder. Tell us your voting instructions — When you complete this section, you are directing your proxyholder to follow these instructions when voting. Our board of directors and management recommend that shareholders vote FOR these items. If at the meeting more than ten individuals are nominated for election, an instruction to vote “Against” a nominee will be treated as an instruction to “Withhold” from voting for that nominee. If you do not specify how you want to vote your shares: the Cameco officer you appointed as your proxyholder in • the other proxyholder you appointed in section 1 can vote as section 1 will vote FOR each of the items below. they see fit. Elect the directors (see page 6 of the management proxy circular) FOR AGAINST 1. Catherine Gignac 2. Daniel Camus 3. Tammy Cook- Searson 4. Tim Gitzel 5. Marie Inkster FOR AGAINST 6. Kathryn Jackson 7. Don Kayne 8. Peter Kukielski 9. Dominique Minière 10. Leontine van Leeuwen-Atkins Appoint the auditors (see page 6 of the management proxy circular) FOR WITHHOLD Appoint KPMG LLP as auditors and authorize the directors to fix their remuneration Have a say on our approach to executive compensation (see page 8 of the management proxy circular) As this is an advisory vote, the results will not be binding on the board. Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors FOR AGAINST for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2025 annual meeting of shareholders. Declare your residency — If you do not provide this information, we will consider the shares represented by this proxy to be owned and controlled by a non-resident, which means the vote may have less impact. You declare that the shares represented by this proxy are held, beneficially owned or controlled, either directly or YES NO indirectly, by a resident of Canada as defined below. If the shares are held in the names of two or more people, you declare that all of these people are residents of Canada. When you sign this form, you are certifying that you have done whatever is reasonably possible to confirm residential status. What do we mean by residency? Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. You can read about residency and voting starting on page 9 of the accompanying management proxy circular. The definitions here are summaries only. The complete definitions are in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and our articles. A non-resident is: an individual, other than a Canadian citizen, who is not ordinarily resident in a trust Canada that was established by a non-resident, other than a trust for the a corporation administration of a pension fund for individuals where the majority of thethat was incorporated, formed or otherwise organized outside of Canada, individuals are residents, or or where non-residents have more than 50% of the beneficial interest that is controlled by non-residents, either directly or indirectly a foreign government or foreign government agency Anyone not included in the above description of non-resident is considered a resident. Residents can be individuals, corporations, trusts and governments or government agencies. Sign and date — When you sign here, you are: authorizing your proxyholder to vote according to your voting instructions at Cameco’s 2025 annual meeting of shareholders, including any reconvened meeting if the meeting is postponed or adjourned revoking any proxy that you previously gave for this meeting. For shares registered in the name of a corporation, estate, trust or minor, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that they are authorized to sign. If the shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.) then all of those registered should sign this form. Signature Date osition (if your shares are held in more than one name, either (if you leave this blank, we will consider (complete this if you are a guardian, or signing by power of attorney person can complete and sign this form) the date to be the day this form was received on behalf of a corporation, estate or trust) by or on behalf of us)

Submit your proxy form — We must receive your completed form before 10:00 a.m. CST on Wednesday, May 7, 2025. If the meeting is postponed or adjourned, we must receive the form at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened. The chair of the meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice but is under no obligation to do so. Internet Mobile device www.meeting-vote.com Scan this QR code Follow the instructions on screen. You will need your control number referenced below. Email Mail proxyvote@tmx.com Use the envelope provided or mail to: TSX TRUST COMPANY Fax ATTN: PROXY DEPARTMENT P.O. BOX 721 1-416-595-9593 AGINCOURT, ON M1S 0A1 Remember to include both pages of this form. Cameco Corporation Use this proxy form to vote by proxy at our 2025 annual meeting of shareholders When: Friday May 9, 202510:00 a.m. CST Via live audio webcast at: https://meetings.lumiconnect.com/400-610-583-908 This proxy is solicited by management. Throughout this document, we, us, our and Cameco mean Cameco Corporation and you and your mean the person completing this form. Two ways to vote: Virtually at the meeting or by proxy Our annual meeting gives you the opportunity to vote on several items of Cameco business. Your vote is important, regardless of the number of shares you hold. Vote virtually at the meeting [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]Attend the meeting via live audio webcast at https://meetings.lumiconnect.com/400-610-583-908 and use the meeting password cameco2025 (case sensitive). Do not complete this form. [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]Vote by proxy This is the easiest way to vote. It means you give someone else — called your proxyholder — the authority to attend the meeting and vote for you. You can vote by proxy in four ways: On the internet — Go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on this form. By fax — Complete, date and sign and fax both sides of your completed form to our transfer agent, TSX Trust Company. By mail — Complete, date and sign this form and mail it to TSX Trust Company. By email — Send a scanned copy of both sides of your completed form to proxyvote@tmx.com. By appointing someone else to attend the meeting for you — This person does not need to be a shareholder (see section 1). Make sure your appointee is aware of the meeting and attends it for you. Registered shareholders who appoint a proxy other than the management designees MUST submit this instrument of proxy appointing that other proxyholder by no later than 10:00 a.m. CST on Wednesday, May 7, 2025 AND register that proxyholder by contacting TSX Trust Company by going to TSX’s website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form by at least 24 hours prior to the proxy deadline. To be valid, your vote by proxy MUST be received by no later than 10:00 a.m. CST on Wednesday, May 7, 2025 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time and date of the adjourned or postponed Meeting. If you are voting by proxy, please complete all five sections of this form, date and sign it and return it right away.